                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING

SEC FILE NUMBER 0-18707

(Check One):  / / Form 10-K  / / Form 20-F  / / Form 11-K
              /x/ Form 10-QSB  / / Form N-SAR
               For Period Ended: March 30, 1997

              / / Transition Report on Form 10-K
              / / Transition Report on Form 20-F
              / / Transition Report on Form 11-K
              / / Transition Report on Form 10-Q
              / / Transition Report on Form N-SAR
               For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


PART I - REGISTRANT INFORMATION


SPECIALTY RETAIL GROUP, INC.
Full Name of Registrant


---------------------------------------------------------
Former Name if Applicable


1720 Post Road East
Address of Principal Executive Office (Street and Number)


Westport, CT 06880
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

/X/ (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

/X/ (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

/ / (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant is unable to complete its report on Form 10-QSB for the period ended March 30, 1997 by the prescribed due date of May 14, 1997, without unreasonable effort and expense. This is the result of the recent resignation of Registrant's Controller.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

    Edmond M. Coller, Esq.                     (212)         907-0700
    --------------------------------------  -----------  ------------------
                    (Name)                  (Area Code)  (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If answer is no,
    identify report(s).                                 /X/ Yes  / / No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Registrant reported a net loss of $909,584 on revenues of approximately $5,730,000 for the nine month period ended March 31, 1996. For the current period Registrant expects to report a net loss of approximately $2,800,000 on revenues of approximately $3,100,000, all of which revenues arose from operations which were discontinued during the fiscal quarter ended March
    30, 1997.
                                                    /X/ Yes  / / No

    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



           ---------------------------------------------------------
                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

                                     SPECIALTY RETAIL GROUP, INC.

Date:  May 14,1997                   By: /s/ STEVEN E. GLASS
                                         ----------------------------
                                         Name: Steven E. Glass
                                         Title: Authorized Signatory